

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2017

Via E-mail
Raz Gal
Chief Executive Officer
Nano-Textile, Ltd.
14 Izhak Sade St.
Nahariya, Israel 2230507

> **Re:** **Nano-Textile Ltd.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 28, 2017**
> **File No. 333-201903**

Dear Mr. Gal:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

Financial Statements

Report of Independent Registered Accounting Firm, page F-2

1. Please make arrangements with your auditors to include an audit report that covers each of the three years presented, including 2014, in an amended 20-F. Refer to Item 8.A.2 of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Blaise Rhodes at (202) 551-3774 or me at (202) 551-3769 with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining